

July 9, 2013

<u>Via E-mail</u>
Art A. Garcia
Executive Vice President and Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, Florida 33178

   Re: **Ryder System, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2012
       Filed on February 14, 2013
       Form 10-Q for Fiscal Period Ended March 31, 2013
       Filed on April 23, 2013
       File No. 001-04364

Dear Mr. Garcia:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Lyn Shenk

            Lyn Shenk
            Branch Chief